FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ___.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 13 July 2005	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 June 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (3 June 2005)	Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (17 June 2005)
Announcement Barclays PLC notifies the company that they have increased their interest in the Company to 3.002 per cent of the issued share capital. (06 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (17 June 2005)
Announcement Company announces the agreement to purchase the Bushmills brand from Pernod Ricard SA. (06 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (20 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (07 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (21 June 2005)
Announcement Mr Walsh informs company of his beneficial interests (08 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (22 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (08 June 2005)	Announcement Company announces the establishment of a programme to enable the company to buy back shares during the close period. (23 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (09 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (23 June 2005)
Announcement
Barclays PLC notifies the company that
they no longer have a notifiable interest in
the company’s ordinary shares.
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein. Lord Blyth
and Messr Stitzer inform the Company of
their beneficial interests
(10 June 2005)
Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (24 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd.	Announcement Company purchases its own securities through CSFB Europe Ltd.
(10 June 2005)	(24 June 2005)

Information	Required by/when
Announcement Mr Rose informs company of his beneficial interests (13 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (27 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (13 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (28 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (14 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (29 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (15 June 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (30 June 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (16 June 2005)

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:53 03-Jun-05
Number	PRNUK-0306

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 3 June 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 199 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 2,938 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 27 May 2005 at a price per Ordinary Share of £7.9710, by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
27.05.05	199	£7.9710

Date of Transaction	No of Ordinary Shares Transferred
27.05.05	2,938

The total holding of the Trust now amounts to 4,539,105 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

3 June 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company

Released	14:25 06-Jun-05
Number	PRNUK-0606

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 9 PARAGRAPH 11 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 6 June 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that as at 1 June 2005 Barclays had, through its legal entities, increased its interest in the Company’s Ordinary Shares to 89,265,032 Ordinary Shares, representing 3.002 per cent. of the issued share capital. The issued share capital of the Company as at 1 June 2005 was 2,973,593,909 excluding 76,715,000 Ordinary Shares held as Treasury Shares.

6 June 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition
Released	16:35 06-Jun-05
Number	2066N

06 June 2005

Diageo signs agreement with Pernod to buy Bushmills

Diageo has entered into an agreement with Pernod to purchase Bushmills, the world’s second largest Irish whiskey brand, for approximately £200 million. The acquisition of Bushmills represents an important opportunity for Diageo as Irish whiskey is a category in which, currently, Diageo does not participate. Diageo expects that the proposed acquisition will be economic profit positive during the fourth full year after completion using a 9% weighted average cost of capital.

In addition Pernod has granted Diageo an exclusive no cost option to purchase Allied Domecq ’s Montana wine business with the exception of the Corbans, Stoneleigh and Church Road wine brands for 11 x 2004 contribution after marketing expenditure (CAMP). The purchase price, of approximately £320 million, may be adjusted to reflect information relating to the Montana CAMP which will be available following completion of the acquisition of Allied Domecq by Pernod. Diageo will exercise the option subject to determining that the acquisition of Montana can achieve appropriate growth and returns for shareholders.

The agreements are conditional upon the successful completion of Pernod’s agreed bid for Allied Domecq which Pernod and Allied Domecq have both stated they expect to occur on 26 July 2005. Both acquisitions would also be subject to regulatory clearance and are expected to close in late 2005 or early in 2006.

Under a separate agreement Diageo has undertaken to cease discussions with any third party in connection with any of the assets or businesses currently owned by Allied Domecq and not to (and to procure that none of its concert parties will) acquire or dispose of any shares in Allied Domecq without Pernod’s consent. This undertaking falls away on completion of the acquisition of Allied Domecq by Pernod

Diageo’s financial position remains strong and therefore notwithstanding both of these acquisitions Diageo will recommence the share buy back programme from tomorrow.

Paul Walsh, Chief Executive of Diageo commented:

‘Since 2000 Diageo has built a focused premium drinks company which is now a world leader. The business has grown organically and through targeted acquisitions. The acquisition of Bushmills and the option we have to acquire Montana continues that strategy.

‘The acquisition of Bushmills is a particularly pleasing opportunity. This is one of the industry’s oldest Irish whiskey brands and gives Diageo, for the first time, an important presence in this growing category. Montana is one of the leading New Zealand wine brands and the number one New Zealand export brand. The option gives us the opportunity to establish whether it could deliver the same growth that we have seen from our existing wine business.’

UBS Investment Bank is acting as financial advisor to Diageo. Slaughter and May is acting as legal advisor.

ENDS

Contacts:

Investor Relations: Catherine James +44(0) 207 927 5272 investor.rel@diageo.com

Media Enquiries: Isabelle Thomas +44 (0)20 7927 5749 media@diageo.com

Notes to editor:

Diageo has been a lead player in the consolidation of the global drinks industry. In December 1997 Diageo plc was formed through the merger of Guinness and Grand Met, creating with that merger the world’s leading spirits company, United Distillers and Vintners. In 2000 Diageo merged its spirits, wine and beer businesses followed in December 2001 by the acquisition of certain key businesses of the Seagram Company Ltd. Diageo now owns market leading spirits, wine and beer brands.

In 1997 key brands retained from Guinness PLC included: Guinness, Johnnie Walker, Gordon’s, Tanqueray and Bell’s. While key brands retained from GrandMet included: Smirnoff, J&B, Baileys, Cuervo, Beaulieu Vineyard and Blossom Hill. In 2001 we augmented our priority brand portfolio through the acquisition of Captain Morgan, Crown Royal, Sterling Vineyards, Cacique, Myers Rum, Bulleit Bourbon, Seagram’s 7 and Seagram’s VO. And in 2004 we went on to acquire Ursus vodka and the Chalone Wine Group.

Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange

(DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 07-Jun-05
Number	2699N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 550,000 ordinary shares at a price of 806.43 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 77,515,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,972,812,909.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:01 08-Jun-05
Number	PRNUK-0806

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

It received notification on 8 June 2005 that Mourant & Co Trustees Limited, as trustee of the Employee Benefit Trust (‘Mourant’), had transferred 100,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust on 7 June 2005, following an exercise of options under the Company’s Senior Executive Share Option Plan.

As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,421,825Ordinary Shares.

Mr P S Walsh, a director, notified the Company on 7 June 2005 that:

a.     on 7 June 2005, he exercised options over 100,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per share of £5.18 under the Senior Executive Share Option Plan of the Company; and

b.     on 7 June 2005, he sold 90,000 Ordinary Shares at a price per share of £8.05.

Mr Walsh will retain beneficial ownership of the balance of the 10,000 Ordinary Shares.

As a result of these transactions Mr Walsh’s interest in Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of the Grand Metropolitan No. 2 Employee Share Trust and the Diageo Employee Benefit Trust) is 735,040.

8 June 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 08-Jun-05
Number	3280N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 808.4 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 78,165,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,972,189,575.

END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	16:46 09-Jun-05
Number	3890N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 807.34 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 78,665,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,971,694,375.

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding in Company and Director Shareholdings
Released	11:50 10-Jun-05
Number	PRNUK-1006

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 9 PARAGRAPH 11 AND CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

It received notification on 9 June 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC that, as at 3 June 2005, they no longer have a notifiable interest in the Company’s Ordinary Shares of 28 101/108p each (‘Ordinary Shares’). The issued share capital of the Company as at 3 June 2005 was 2,973,593,909 excluding 76,715,000 Ordinary Shares held as Treasury Shares.

It received notification on 10 June 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee sold 696 Ordinary Shares in respect of participants leaving the

Plan and transferred 5,737 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold between 3 June 2005 and 8 June 2005 at prices per Ordinary Share of between £7.826 and £8.1006, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries;

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
03.06.05	246	£7.8510
03.06.05	251	£7.826
06.06.05	85	£7.8956
08.06.05	114	£8.1006

Date of Transaction	No of Ordinary Shares Transferred
03.06.05	5,737

(ii) the Trustee purchased 39,755 Ordinary Shares in respect of participants in the Plan on 10 June 2005 at a price of £8.165 per share. The Ordinary Shares were purchased by the Trustee, which holds Ordinary Shares as trustee of the Plan;

(iii) the following directors of the Company were allocated Ordinary Shares on 10 June 2005 under the Plan, from those purchased by the Trustee as disclosed in (ii) above:

Name of Director	Number of Ordinary Shares
N C Rose	22
P S Walsh	22

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.165.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	238,812
P S Walsh	735,062

As a result of the above purchases, awards, and transfers made by the Trustee on behalf of the Company on 10 June 2005 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,572,427 Ordinary Shares.

It received notification on 10 June 2005 from Lord Blyth, a director of the Company, that he has purchased 898 Ordinary Shares on 10 June 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £8.165

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 108,299.

It received notification on 10 June 2005 from Todd Stitzer, a director of the Company, that he has purchased 121 Ordinary Shares on 10 June 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £8.165

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,595.

10 June 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 10-Jun-05
Number	4484N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 814.08 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 79,165,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,971,194,375.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:15 13-Jun-05
Number	PRNUK-1306

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

It received notification on 13 June 2005 that Mourant & Co Trustees Limited, as trustee of the Employee Benefit Trust (‘Mourant’), had transferred 142,760 Ordinary Shares to a beneficiary of the Employee Benefit Trust on 10 June 2005, following an exercise of options under the Company’s Senior Executive Share Option Plan.

As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,279,065 Ordinary Shares.

Mr N C Rose, a director, notified the Company on 10 June 2005 that:

a. on 10 June 2005, he exercised options over 142,760 Ordinary

Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 13 September 2000 at a price per share of £5.87 under the Senior Executive Share Option Plan of the Company; and

b. on 10 June 2005, he sold 137,760 Ordinary Shares at a price per share of £8.15.

Mr Rose will retain beneficial ownership of the balance of the 5,000 Ordinary Shares.

As a result of these transactions Mr Rose’s interest in Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of the Grand Metropolitan No. 2 Employee Share Trust and the Diageo Employee Benefit Trust) is 243,812.

13 June 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 13-Jun-05
Number	5082N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 808.79 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 79,665,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,970,694,375.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 14-Jun-05
Number	5707N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 813.55 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 80,415,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,969,944,375.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 15-Jun-05
Number	6245N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 850,000 ordinary shares at a price of 810.47 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 81,265,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,969,098,888.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 16-Jun-05
Number	6884N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 804.58 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 82,015,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,968,348,888.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:40 17-Jun-05
Number	PRNUK-1706

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 17 June 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 101 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 15 June 2005 at a price per Ordinary Share of £8.116, by the Trustee.

The total holding of the Trust now amounts to 4,572,326 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

17 June 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:21 17-Jun-05
Number	7498N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 900,000 ordinary shares at a price of 813.19 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 82,915,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,967,448,888.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 20-Jun-05
Number	8088N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 808.22 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 83,565,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,966,798,888.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 21-Jun-05
Number	8683N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 809.61 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 84,215,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,966,148,888.

END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 22-Jun-05
Number	9209N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 725,000 ordinary shares at a price of 817.14 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 84,940,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,965,423,888.

END

Company	Diageo PLC
TIDM	DGE
Headline	Share buy back programme
Released	07:00 23-Jun-05
Number	9284N

23 June 2005

Diageo establishes programme to enable the buy back of shares in up coming close period

DIAGEO plc has put in place an irrevocable, non-discretionary programme allowing the company to buy back shares during the close period which precedes the preliminary results announcement on 1 September 2005. This is the first time that Diageo has established such a programme.

Share buy backs will be effected during the period between 24 June 2005 and 1 September 2005 within pre-set parameters. The buy backs will be in accordance with Diageo’s general authority to repurchase shares and in accordance with both Chapter 15 of the current Listing Rules and Chapter 12 of the proposed new Listing Rules that will come into effect on 1 July 2005. Consequently the maximum price paid will be limited to no more than 105 per cent of the average middle market closing price of Diageo shares for the 5 dealing days preceding the date of purchase. The shares repurchased will be held as Treasury shares.

In announcing this Diageo confirms that currently it has no unpublished price sensitive information. As in previous years Diageo will issue a statement in respect of the year ending 30 June 2005 on 7 July and will announce preliminary results for the year on 1 September 2005. Diageo has noted that Moody’s and Standard and Poors have issued credit ratings in respect of a proposed refinancing of Burger King Corporation (BKC) debt. Diageo holds $212.5 million of subordinated loan in BKC and provides a guarantee in respect of $750 million of senior debt and $100 million of revolving credit facilities. Any refinancing of BKC would lead to the termination of Diageo’s guarantee and the repayment of the subordinated loan together with accrued interest.

ENDS

Contacts:

Investor Relations: Michael Mulhall +44(0) 207 927 4471 investor.rel@diageo.com

Media Enquiries: Isabelle Thomas +44 (0)20 7927 5967 media@diageo.com

Notes to editor:

Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 23-Jun-05
Number	9874N

Diageo plc announces that it has today purchased through CSFB Europe Ltd 550,000 ordinary shares at a price of 822.69 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 85,490,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,964,875,820.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:27 24-Jun-05
Number	PRNUK-2406

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 24 June 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,669 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 20,760 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 17 June 2005 at a price per Ordinary Share of £8.126, by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
17.06.05	1,669	£8.126

Date of Transaction	No of Ordinary Shares Transferred
17.06.05	20,760

The total holding of the Trust now amounts to 4,549,897 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

24 June 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 24-Jun-05
Number	0523O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 400,000 ordinary shares at a price of 813.1 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 85,890,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,964,475,820.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 27-Jun-05
Number	1138O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 400,000 ordinary shares at a price of 806.39 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 86,290,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,964,075,820.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 28-Jun-05
Number	1819O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 807.53 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 86,540,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,963,825,820.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 29-Jun-05
Number	2432O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 812.75 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 86,790,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,963,576,084.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 30-Jun-05
Number	3144O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 819.25 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 87,040,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,963,326,084.

END